CUSIP NO.  39115R 10 0                                         Page 1 of 5 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                               (Amendment No. 5)*


                           Great Pee Dee Bancorp, Inc.
                                (Name of Issuer)


               ---------------------------------------------------

                         (Title of Class of Securities)

                                   39115R-10-0
                               ------------------

                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages


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CUSIP NO.  39115R 10 0                                         Page 2 of 5 Pages




1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  First Federal Savings and Loan Association of Cheraw Employee Stock Ownership Plan Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|
                                                                       (b)   |X|
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  South Carolina

        NUMBER OF       5  SOLE VOTING POWER
          SHARES             137,681
       BENEFICIALLY
         OWNED BY       6  SHARED VOTING POWER
           EACH              48,370
        REPORTING
       PERSON WITH      7  SOLE DISPOSITIVE POWER
                             160,647

                        8  SHARED DISPOSITIVE POWER
                             0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  186,051

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                             |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                10.64 % of 1,748,387 shares of Common Stock outstanding as of December 31, 2002

12       TYPE IN REPORTING PERSON*
                  EP
=======  =================



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CUSIP NO.  39115R 10 0                                         Page 3 of 5 Pages



Item 1(a).        Name of Issuer:

                  Great Pee Dee Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  515 Market Street
                  Cheraw, South Carolina 29520

Item 2(a).        Name of Person Filing:

                  First Federal Savings and Loan Association of Cheraw Employee Stock Ownership Plan Trust
                  Trustee: James C. Crawford, III
                           William R. Butler
                           Henry P. Duvall, IV
                           H. Malloy Evans, Jr.
                           Cornelius B. Young

Item 2(b).        Address of Principal Business Office:

                  515 Market Street
                  Cheraw, South Carolina 29520

Item 2(c).        Citizenship or Place of Organization:

                  South Carolina

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  39115R 10 0

Item 3. It this Statement is Filed Pursuant To Rule 13d-1(b) or 13d-2(b), or (c), Check Whether the Person Filing is a:

                  (f) |X| This person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).





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CUSIP NO.  39115R 10 0                                         Page 4 of 5 Pages



Item 4.           Ownership:

                  As of December 31, 2002, the reporting person beneficially owned 186,051 shares of the Issuer. This number of shares represents 10.64% of the common stock, par value $.01 per share, of the Issuer, based upon 1,748,387 shares of such common stock outstanding as of December 31, 2002. As of December 31, 2002, the reporting person has sole power to vote or to direct the vote of 137,681 shares and shared power to vote or to direct the vote of 48,370 shares. The reporting person has sole power to dispose or to direct the disposition of 160,647 shares of common stock.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.           Notice of  Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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CUSIP NO.  39115R 10 0                                         Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 2003                           FIRST FEDERAL SAVINGS AND LOAN
                                            ASSOCIATION OF CHERAW EMPLOYEE STOCK
                                            OWNERSHIP PLAN TRUST


                                             /s/ James C. Crawford III
                                            ------------------------------------
                                            James C. Crawford III, Trustee